

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Neil Greenspan
Chief Financial Officer
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207, Jasmine Court, P.O. Box 31110
Camana Bay, Grand Cayman, Cayman Islands
KY1-1205

> **Re: Greenlight Capital Re, Ltd.**
> **Form 10-K filed March 10, 2021**
> **Response dated November 12, 2021**
> **File No. 001-33493**

Dear Mr. Greenspan:

We have reviewed your November 12, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2021 letter.

Form 10-K filed March 10, 2021

Liquidity and Capital Resources, page 73

1. Please refer to comment 1. Please revise future filings to discuss the impact of contracts cancelled separately from other types of adjustments (e.g. novation, commutation, etc.) on <u>historical</u> revenue and other relevant metrics for the periods presented, and discuss appropriate facts and circumstances to fully describe any material cancellation or adjustment.

You may contact Mike Volley, Staff Accountant at 202-551-3437 or Amit Pande, Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance